Exhibit 99(a)(1)(E)

_________________________________________________________________________________________

February 28, 2025

Our records indicate that you have clients invested in the common stock of Hancock Park Corporate Income, Inc. (“HPCI”).

On February 21, 2025, HPCI filed its first quarter tender offer materials on Schedule TO with the Securities and Exchange Commission (“SEC”). A copy of the offer to purchase and other associated materials will be distributed to HPCI stockholders.

You may view all other HPCI filings on the SEC’s EDGAR website. Thank you for discussing this update with your clients, and we will continue to keep you informed. If you have any questions, please contact HPCI at 866.521.0365.

Sincerely,
Hancock Park Corporate Income, Inc.
866.521.0365
info@HancockParkIncome.com